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VIA EDGAR

June 1, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
          Division of Corporation Finance

Re:	W. R. Berkley Corporation Form 10-K for the Year Ended December 31, 2010 File No. 1-15202
Dear Mr. Rosenberg:

I refer to your letter dated May 20, 2011 to Mr. Eugene G. Ballard, Senior Vice President -- Chief Financial Officer of W. R. Berkley Corporation, regarding the above-referenced filing.  As discussed with Ms. Ignat of the Staff yesterday, Berkley is working on its responses to the comments of the Staff raised in the letter and expects to submit its responses by June 20, 2011.

Should any member of the Staff have any questions, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:       Mark Brunhofer (SEC)
Ibolya Ignat (SEC)
Eugene G. Ballard (Berkley)
Ira S. Lederman (Berkley)

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